Mr. Steven Jacobs

Branch Chief

Division of Corporation Finance

Re:	Innkeepers USA Trust

Form 10-K for the year ended December 31, 2005

File No. 001-12201

Dear Mr. Jacobs:

Innkeepers USA Trust (the “Company” or “We”) have reviewed your staff comments on our Form 10-K for the year ended December 31, 2005 and this letter is to respond to the staff comments.

1. Staff Comment

Management’s Discussion and Analysis of Financial Condition and Result of Operations. Critical Accounting Policies, page 15.

We note your response to prior comment 2 in which you have explained why deferred franchise conversion fees were not applicable to the three hotels sold during 2005. However, our comment specifically requested an explanation of how you reached the conclusion that deferred lease acquisition costs were not associated with the hotels sold during 2005. As such, please provide this explanation so we may understand how you determined that impairment on the total deferred lease acquisition costs capitalized (approximately $5.2 million in costs) as part of what you refer to as the “TRS Transaction” did not result from selling three hotels during 2005. Also, please expand the proposed disclosure which you have provided in response to comment 1 to specifically address your impairment policy for deferred lease acquisition costs.

Company response

The Company acquired 60 operating leases from Innkeepers Hospitality, Inc. (“IH”) and simultaneously entered into management agreements with IH. In connection with this transaction, the Company paid IH approximately $5.2 million to terminate the leases and enter into management agreements with the Company.

The $5.2 million payment was computed by an independent third party based on the residual cash flows to the lessee reduced by the economic value of the management agreement. In the event of the sale or impairment of any of the hotels, the Company is required to either replace the management contract of the sold hotel with a management contract on a comparable hotel of at least equal value or the pay IH termination fees based on the fair market value of the management agreement. The value paid to acquire the leases was tied to both the value of the management fees on each particular asset and the replacement of any lost management contracts.

The Company considered SAB 100 Question 10 and determined that the net deferred asset should be evaluated based on a “pool” concept and not associated with any individual hotel. The Company’s basis is 1) the value of the contracts is protected by termination/substitution provisions, which is also consistent with the incentive management fee provisions which are calculated on a pooled basis 2) the replacement of management contracts for these sold hotels with new contracts did not result in a substantive exchange.

The Company also considered whether the deferred conversion asset was impaired. Based on the hotels performing better than projected consistent with industry fundamentals (which have continued to improve through 2004 and 2005) the Company concluded that there was not an impairment of the conversion asset.

Proposed disclosure to address the Company’s impairment policy for deferred lease acquisition costs is as follows:

Deferred lease acquisition costs represent amounts paid to IH in consideration for acquiring 60 operating leases from IH and simultaneously entering into management agreements with IH. The $5.2 million asset was computed based on the residual cash flows to the lessee reduced by the economic value of the management agreement. In the event of the sale or impairment of any of the hotels, the Company is required to either replace the management contract of the sold hotel with a management contract on a comparable hotel of at least equal value or the pay IH termination fees equal to the fair market value of the management agreement. The Company has replaced all management contracts for hotels sold during 200X.

The net deferred asset is evaluated based on a “pool” concept and not associated with any individual hotel on the basis that 1) the value of the contracts is protected by termination/substitution provisions, and 2) the replacement of management contracts for these sold hotels with new contracts did not result in a substantive exchange. This deferred asset is amortized using the straight-line method of amortization over the life of the related management agreements, which is 10 years.

.We review the asset on an annual basis for impairment and when events or changes in business circumstances indicate that the value of the assets may not be fully recoverable. Upon the sale of a hotel, we assess the value of the terminated management contract and the replacement management contract to determine if there has been a decline in value of the initial agreements. The Company reviewed its deferred lease acquisition costs for impairment and has determined that no impairment existed as of December 31, 200X (or an impairment charge of X was recorded because of             ).”

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or requests, please call me at (561) 227-1302.

Sincerely,

/s/ Dennis M. Craven
Dennis M. Craven
Chief Financial Officer

CC:	Jeffery H. Fisher, Chairman, Chief Executive Officer

Mark A. Murphy, General Counsel and Secretary

Michael Anise, Manager SEC Reporting